                      SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C.  20549


                                 SCHEDULE 13G
                                (Rule 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO
       RULES 13d-1(b) AND (c) AND AMENDMENTS FILED PURSUANT TO 13d-2(b)
                               (AMENDMENT No. 4)


                                  IHOP CORP.
                       --------------------------------
                               (Name of Issuer)



                    Common Stock, par value $.01 per share
          ----------------------------------------------------------
                        (Title of Class of Securities)



                                  449623-10-7
                   -----------------------------------------
                                (CUSIP Number)



                 December 31, 1999 (fiscal year end of Issuer)
   ------------------------------------------------------------------------
             Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              Rule 13d-1(b)
         ---
          x   Rule 13d-1(c)
         ---
              Rule 13d-1(d)
         ---

                               Page 1 of 5 Pages
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------------------------                                ---------------------
CUSIP No. 449623-10-7                13G                   Page 2 of 5 Pages
------------------------                                ---------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Richard K. Herzer
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          1,508,661
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                           1,472,399
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          36,262
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,508,661
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)

      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      7.33%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN

------------------------------------------------------------------------------
                     *See Instructions before filling out!

Item 1(a).     Name of Issuer:

                               Page 2 of 5 Pages
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            IHOP Corp.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            525 North Brand Boulevard
            Glendale CA 91203-1903

Item 2(a).  Name of Person Filing:

            Richard K. Herzer

Item 2(b).  Address of Principal Business Office or, if none, residence:

            525 North Brand Boulevard
            Glendale CA 91203-1903

Item 2(c).  Citizenship:

            United States

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.01 per share

Item 2(e).  CUSIP Number:

            449623-10-7

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            Not applicable

Item 4.     Ownership:

            If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2),if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

              (a)   Amount Beneficially Owned:   1,508,661
              (b)   Percent of Class: 7.33%
              (c)   Number of shares as to which such person has:
              (i)   sole power to vote or to direct the vote:     1,508,661
              (ii)  shared power to vote or to direct the vote:           0

                               Page 3 of 5 Pages
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              (iii) sole power to dispose or to direct the disposition of:
            1,472,399
              (iv) shared power to dispose or to direct the disposition of:
            36,262

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            Not applicable.



                                   SIGNATURE

                              Pages 4 of 5 Pages
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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              2/14/00
                                    ________________________________
                                              (Date)

                                     /s/ RICHARD K. HERZER
                                    ________________________________
                                         RICHARD K. HERZER